UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 30, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE    •    COMMUNIQUE AUX MEDIAS    •    MEDIENMITTEILUNG

Novartis announces AVXS-101 intrathecal study update

•	FDA placed a partial hold on AVXS-101 intrathecal clinical trials for SMA patients based on findings in a small pre-clinical animal study
•	Adverse events that might be expected from the pre-clinical findings have not been seen in a thorough review of human safety data from all available sources to date
•	Zolgensma® (onasemnogene abeparvovec-xioi) also known as AVXS-101 intravenous administration is not impacted and remains available in the US
•	Novartis is working with FDA to determine next steps to release partial hold and resume dosing in the AVXS-101 intrathecal trials

Basel, October 30, 2019 – Novartis today announced the United States Food & Drug Administration (FDA) placed a partial hold on clinical trials for intrathecal administration of AVXS-101. The announcement follows an AveXis communication to health authorities and clinical trial investigators based on findings from a small, AveXis-initiated pre-clinical study in which animal findings showed dorsal root ganglia (DRG) mononuclear cell inflammation, sometimes accompanied by neuronal cell body degeneration or loss. This partial hold by the FDA does not impact marketed Zolgensma® or AVXS-101 intravenous (IV) clinical trials.

AveXis is studying AVXS-101 intrathecal administration in patients with spinal muscular atrophy (SMA) Type 2. The partial hold impacts enrollment in the high dose cohort of the STRONG trial, an ongoing, open-label, dose-comparison, multi-center trial designed to evaluate the efficacy, safety and tolerability of one-time intrathecal administration of AVXS-101. The low and mid dose cohort enrollment has previously been completed and interim results have been presented.

The clinical significance of the DRG inflammation observed in this pre-clinical animal study is not known and was not seen in prior animal studies with AVXS-101. DRG inflammation can be associated with sensory effects. Of note, we have completed a thorough review of human safety data from all available sources to date and no adverse effects related to sensory changes have been seen in AVXS-101 intrathecal or Zolgensma. We are working with health authorities to confirm further guidance to clinical investigators.

We will continue to closely monitor for any reports of related safety events in patients. We remain confident that the overall benefit-risk profile for patients on treatment is favorable and we continue to advance our AVXS-101 intravenous clinical studies. We will work diligently with FDA to identify any additional actions necessary to resume dosing in the AVXS-101 intrathecal clinical trials.

AveXis and Novartis remain committed to researching and developing gene therapies for SMA, a rare and devastating genetic disease.

About AVXS-101 Intrathecal Administration

Investigational IT administration of AVXS-101 is currently being evaluated in patients with SMA Type 2 in a Phase 1/2 clinical trial.

Zolgensma in the United States

Indication

Zolgensma (onasemnogene abeparvovec-xioi) is an adeno-associated virus vector-based gene therapy indicated for the treatment of pediatric patient less than 2 years of age with spinal muscular atrophy (SMA) with bi-allelic mutations in the survival motor neuron 1 (SMN1) gene.

Limitation of Use

The safety and effectiveness of repeat administration of Zolgensma have not been evaluated. The use of Zolgensma in patients with advanced SMA (e.g., complete paralysis of limbs, permanent ventilator-dependence) has not been evaluated.

Important Safety Information

Acute Serious Liver Injury

Acute serious liver injury and elevated aminotransferases can occur with Zolgensma. Patients with pre-existing liver impairment may be at higher risk. Prior to infusion, assess liver function of all patients by clinical examination and laboratory testing (e.g., hepatic aminotransferases [aspartate aminotransferase and alanine aminotransferase], total bilirubin and prothrombin time). Administer systemic corticosteroid to all patients before and after Zolgensma infusion. Continue to monitor liver function for at least 3 months after infusion.

Thrombocytopenia

Transient decreases in platelet counts, some of which met the criteria for thrombocytopenia, were observed at different time points after Zolgensma infusion. Monitor platelet counts before Zolgensma infusion and on a regular basis afterwards.

Elevated Troponin-I

Transient increases in cardiac troponin-I levels (up to 0.176 mcg/L) were observed following Zolgensma infusion in clinical trials. The clinical importance of these findings is not known. However, cardiac toxicity was observed in animal studies. Monitor troponin-I before Zolgensma infusion and on a regular basis for at least 3 months afterwards.

Adverse Reactions

The most commonly observed adverse reactions (incidence ≥5%) were elevated aminotransferases and vomiting.

Please read full Prescribing Information for Zolgensma, including Boxed Warning for Acute Serious Liver Injury.

About Spinal Muscular Atrophy (SMA)

SMA is a severe neuromuscular disease characterized by the loss of motor neurons leading to progressive muscle weakness and paralysis. SMA is caused by a genetic defect in the SMN1 gene that codes SMN, a protein necessary for survival of motor neurons.3,4 The incidence of SMA is approximately 1 in 10,000 live births and it is the leading genetic cause of infant mortality.1,4 The most severe form of SMA is Type 1, a lethal genetic disorder characterized by rapid motor neuron loss and associated muscle deterioration, resulting in mortality or the need for permanent ventilation support by 24 months of age for more than 90 percent of patients if left untreated.5 More than 30% of patients with SMA Type 2 will die by age 25.2

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “working with,” “next steps,” “resume,” “studying,” “ongoing,” “will,” “confident,” “continue,” “to advance,” “committed,” “currently,” “being evaluated,” “potential,” “can,” “plan,” “expect,” “investigational,” or similar terms, or by express or implied discussions regarding potential marketing approvals for intrathecal administration of AVXS-101, or new indications or labeling for Zolgensma, or regarding potential future revenues from such investigational and approved products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that intrathecal administration of AVXS-101 or Zolgensma will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political and economic conditions; safety, quality or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About AveXis

AveXis, a Novartis company, is dedicated to developing and commercializing novel treatments for patients suffering from rare and life-threatening neurological genetic diseases. Our initial product, Zolgensma, is a proprietary gene therapy approved by the US Food and Drug administration for the treatment of pediatric patients with SMA less than 2 years of age with spinal muscular atrophy (SMA) with bi-allelic mutations in the survival motor neuron 1 (SMN1) gene. In addition to developing Zolgensma to treat all forms of SMA, AveXis also plans to develop other novel treatments for rare neurological diseases, including Rett syndrome and a genetic form of amyotrophic lateral sclerosis caused by mutations in the superoxide dismutase 1 (SOD1) gene. For additional information, please visit www.avexis.com.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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References

1.	Farrar MA, et al. Ann Neurol. 2017;81(3):355-368.
2.	Darras BT, Finkel RS Spinal Muscular Atrophy. Chapter 25 - Natural History of Spinal Muscular Atrophy. October 2017.
3.	Anderton RS and Mastaglia FL. Expert Rev Neurother. 2015;15(8):895-908.
4.	National Organization for Rare Disorders (NORD). Spinal Muscular Atrophy. http://rarediseases.org/rarediseases/spinal-muscular-atrophy/. Accessed October 9, 2018.
5.	Finkel RS, et al. Neurology. 2014;83(9):810-7.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 30, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting